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                              July 6, 2023

       David Happel
       President and Chief Executive Officer
       Sagimet Biosciences Inc.
       155 Bovet Road, Suite 303
       San Mateo, California 94402

                                                        Re: Sagimet Biosciences
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 3, 2023
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2023
                                                            File No. 333-272901

       Dear David Happel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Business
       Data for selected competitor product candidates, page 120

   1. We note your revised disclosure on pages 120-121 which presents data from multiple other clinical drug
candidates for the treatment of NASH. Given that you do not appear to have conducted
head-to-head trials of your product candidate against any of the product candidates included in
this disclosure, the inclusion of this information does not appear to be appropriate. Please
remove this disclosure from the prospectus. You may cite
                                                        competitor product
candidates without presenting data from competitor clinical trials.
 David Happel
Sagimet Biosciences Inc.
July 6, 2023
Page 2
License agreement with Ascletis, page 121

2. We note your disclosure indicating that in July 2023 you assigned additional patents and patent applications to Gannex. Please revise your disclosure to disclose the subject matter of the additional patents and patent applications assigned to Gannex. Exhibits

3. We note that Exhibit 10.24 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions. Please also file the July 2023 Assignment and Assumption Agreement referenced on page 122 as an exhibit to your registration statement. Alternatively, please tell us why this agreement is not required to be filed.
       You may contact Gary Newberry at 202-551-3761 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Happel
                                                            Division of
Corporation Finance
Comapany NameSagimet Biosciences Inc.
                                                            Office of Life
Sciences
July 6, 2023 Page 2
cc:       Alicia Tschirhart
FirstName LastName